Exhibit 4.7

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK

The following is a summary of the material terms of our common stock, $2.0833 par value per share, which are registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is based upon our Restated Articles of Incorporation (as amended, the “Restated Articles”) and our Bylaws (as amended and restated, the “Bylaws”). The summary is subject to and qualified in its entirely by reference to the Restated Articles and Bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this exhibit is a part. It also qualified in its entirely by reference to applicable provisions of the West Virginia Business Corporation Act (“WVBCA”).

Authorized Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $2.0833 per share (the “Common Stock”), and 1,000,000 shares of preferred stock, without par value (the “Preferred Stock”), the rights and preferences of which may be established from time to time by our board of directors (the “Board of Directors” or “Board”).

Common Stock

Listing and Trading of Common Stock

Our shares of Common Stock are listed on The NASDAQ Global Select Market and trade under the symbol “WSBC.”

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Corporation's affairs, each share of our Common Stock entitles the holder thereof to share ratably in our assets legally available for distribution to shareholders after (i) payment in full of all amounts required to be paid to our creditors or provision for such payment and (ii) provision for the distribution of any preferential amounts to the holders of shares of our Preferred Stock, if any.  Our Board of Directors may approve for issuance, without approval of the holders of Common Stock, Preferred Stock that has liquidation rights superior to that of our Common Stock and which may adversely affect the rights of holders of Common Stock.

Assessment, Subscription, Conversion, Exchange and Redemption Rights

Shares of our Common Stock presently outstanding are validly issued, fully paid and nonassessable. The holders of our Common Stock do not have subscription, conversion or exchange rights, and there are no mandatory redemption provisions applicable to our Common Stock.

Preemptive Rights

No holder of any share of our capital stock has any preemptive right to subscribe to an additional issue of capital stock or to any security convertible into such stock.

Voting Rights

All voting rights are currently vested in the holders of our Common Stock. On all matters subject to a vote of shareholders, our shareholders will be entitled to one vote for each share of Common Stock owned. Our shareholders have cumulative voting rights with regard to the election of directors.  Our Board of Directors is authorized to determine the voting rights, if any, of any Preferred Stock, but no share of Preferred Stock may have more than one vote per share.

Dividend Rights

Our shareholders are entitled to receive dividends payable in cash, property or shares of our capital stock, when, as and if declared by our Board of Directors. The payment of dividends is also subject to the restrictions set forth in the WVBCA and the limitations imposed by the Federal Reserve Board.

Anti-Takeover Provisions

Provisions of our Restated Articles and Bylaws may have anti-takeover effects. These provisions may discourage attempts by others to acquire control of the Corporation without negotiation with our Board of Directors. The effect of these provisions is discussed briefly below.

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Authorized Stock. The shares of our Common Stock authorized by our Restated Articles but not issued and outstanding provide our Board with the flexibility to effect financings, acquisitions, stock dividends, stock splits and stock-based grants generally without the need for a shareholder vote. Our Board of Directors, consistent with its fiduciary duties, could also authorize the issuance of shares of Preferred Stock, and could establish voting, conversion, liquidation and other rights for Preferred Stock being issued, in an effort to deter attempts to gain control of the Corporation.

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Classification of Board of Directors. Our Restated Articles and Bylaws currently provide that the Board of Directors is divided into three classes, as nearly equal in size as possible, with one class elected each year to serve for a term of three years. This classification of the Board of Directors may discourage a takeover of the Corporation because a shareholder with a majority ownership interest of our Common Stock would generally have to wait for at least two consecutive annual meetings of shareholders to elect a majority of the members of our Board of Directors.

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Amendment of Restated Articles and Bylaws. Our Restated Articles and Bylaws require the approval of 75% of the outstanding shares of our Common Stock to amend, alter, change or repeal certain of the provisions of the Restated Articles and Bylaws that provide for the classification of our Board of Directors into three classes as discussed above. This requirement is intended to prevent a shareholder who controls a majority of our Common Stock from unilaterally declassifying our Board of Directors. Accordingly, the holders of a minority of the shares of our Common Stock could block the future declassification of our Board, even if that action were deemed beneficial by the holders of more than a majority, but less than 75%, of our outstanding shares of Common Stock

Transfer Agent

The transfer agent for our Common Stock is Computershare Investor Services LLC. The transfer agent's address is P.O. Box 505000, Louisville, Kentucky 40233-5000.

Preferred Stock

Our 1,000,000 authorized shares of Preferred Stock are typically referred to as "blank check" preferred shares. This term refers to preferred shares for which the rights and restrictions are determined by the board of directors of a corporation at the time the preferred shares are issued. Under our Restated Articles, our Board of Directors has the authority, without any further shareholder vote or action, to issue shares of Preferred Stock in one or more series, from time to time, with full or limited voting power (although no share of Preferred Stock may have more than one vote per share), or without voting power, and with all designations, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon, the shares of Preferred Stock, as may be provided in the amendment or amendments to our Restated Articles adopted by our Board of Directors.

Our Board of Directors may authorize the issuance of shares of Preferred Stock with voting, conversion or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock. The issuance of Preferred Stock could have the effect of decreasing the market price of our Common Stock, decreasing the amount of earnings and assets available for distribution to holders of our Common Stock and/or creating restrictions upon the payment of dividends and other distributions to holders of our Common Stock. The issuance of Preferred Stock also could have the effect of delaying, deterring or preventing a change in control of us without further action by our shareholders.  Issuances of Preferred Stock, while providing the Corporation with flexibility in connection with general corporate purposes, may have an adverse effect on the rights of holders of our Common Stock.

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